United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 4, 2022

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

March 4, 2022

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Damien Gammell
2	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 70,204 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2019 (“LTIP”), resulting in the issue of 70,204 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	70,204

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 70,204 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 18,792 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 70,204 Ordinary Shares on 01 March 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.883883	18,792

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 18,792 Ordinary Shares Aggregated Price: USD $918,625.93
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 29,358 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2019 (“LTIP”), resulting in the issue of 29,358 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	29,358

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 29,358 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 13,807 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 29,358 Ordinary Shares on 01 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.883883	13,807

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 13,807 Ordinary Shares Aggregated Price: USD $674,939.77
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel & Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 9,548 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2019 (“LTIP”), resulting in the issue of 9,548 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	9,548

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 9,548 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 4,491 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 9,548 Ordinary Shares on 01 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.883883	4,491

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 4,491 Ordinary Shares Aggregated Price: USD $219,537.52
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 8,680 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2019 (“LTIP”), resulting in the issue of 8,680 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,680

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8,680 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 4,083 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 8,680 Ordinary Shares on 01 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.883883	4,083

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 4,083 Ordinary Shares Aggregated Price: USD $199,592.89
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 1,124 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2019 (“LTIP”), resulting in the issue of 1,124 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	1,124

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 1,124 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 529 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 1,124 Ordinary Shares on 01 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.883883	529

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 529 Ordinary Shares Aggregated Price: USD $25,859.57
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 11,050 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2019 (“LTIP”), resulting in the issue of 11,050 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	11,050

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 11,050 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 5,197 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 11,050 Ordinary Shares on 01 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.883883	5,197

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 5,197 Ordinary Shares Aggregated Price: USD $254,049.54
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 1,545 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2019 (“LTIP”), resulting in the issue of 1,545 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	1,545

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 1,545 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 727 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 1,545 Ordinary Shares on 01 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.883883	727

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 727 Ordinary Shares Aggregated Price: USD $35,538.58
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 4,165 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2019 (“LTIP”), resulting in the issue of 4,165 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	4,165

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 4,165 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 1,979 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 4,165 Ordinary Shares on 01 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.883883	1,979

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 1,979 Ordinary Shares Aggregated Price: USD $96,741.20
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Frank Molthan
2	Reason for notification
a)	Position / status	General Manager, Germany
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 8,810 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2019 (“LTIP”), resulting in the issue of 8,810 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,810

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8,810 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 4,186 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 8,810 Ordinary Shares on 01 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.883883	4,186

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 4,186 Ordinary Shares Aggregated Price: USD $204,627.93
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 8,220 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2019 (“LTIP”), resulting in the issue of 8,220 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,220

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8,220 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 3,866 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 8,220 Ordinary Shares on 01 March 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.883883	3,866

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3,866 Ordinary Shares Aggregated Price: USD $188,985.09
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Victor Rufart
2	Reason for notification
a)	Position / status	Chief Integration Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 7,067 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2019 (“LTIP”), resulting in the issue of 7,067 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	7,067

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 7,067 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Sale of 3,324 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 7,067 Ordinary Shares on 01 March 2022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.883883	3,324

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3,324 Ordinary Shares Aggregated Price: USD $162,490.03
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Veronique Vuillod
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 1,487 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2019 (“LTIP”), resulting in the issue of 1,487 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	1,487

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 1,487 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: March 4, 2022	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary